Mail Stop 3561

November 19, 2007

By U.S. Mail and facsimile to (785) 575-8061

William B. Moore
Chief Executive Officer and President
Westar Energy, Inc.
818 South Kansas Avenue
Topeka, KS 66612

   Re: Westar Energy, Inc.
     Definitive 14A
     Filed April 2, 2007
     File No. 1-03523

Dear Mr. Moore:

   We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

   Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

   If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

          Sincerely,

          Ellie Quarles
          Special Counsel

cc: Larry D. Irick (via facsimile)